Date: / Date : 03/23/2021

Re: Applying to the / Objet : Demande d'adhésion - CANADIAN SECURITIES EXCHANGE

CDS Clearing and Depository Services Inc. wishes to confirm the CUSIP/ISIN number for the following issue:

Services de Dépôt et de compensation CDS inc. désire confirmer le numéro CUSIP/ISIN pour l'émission suivante :

Issuer: / Émetteur :	CUSIP: / CUSIP :	ISIN: / ISIN :
PEAK FINTECH GROUP INC	70470F118	CA70470F1181

Issue description: / Désignation de la valeur :
WARRANT 2023

If any additional information is required, please do not hesitate to contact eligibility@cds.ca.

Pour obtenir de plus amples renseignements, veuillez envoyer un courriel à l'adresse eligibility@cds.ca.

Click here for LEI Registration and Maintenance.

Cliquer ici pour Enregistrer et Maintenir un LEI.

Thank you.

Merci.

Requesting Eligibility in the Depository / Demande d'admissibilité au service de dépôt

CDS participants only (payment by invoice): Access www.cds.ca/cds-services and select ISIN Eligibility Service.

Adhérents de la CDS seulement (paiement par facture) : accédez au site www.cds.ca/cds-services?lang=fr? et cliquez sur Admissibilité d'ISIN.

Non-participants (payment by credit card): Access www.cds.ca/cds-services and select ISIN Issuance and Eligibility Services.

Non-adhérents (paiement par carte de crédit) : accédez au site www.cds.ca/cds-services?lang=fr?lang=fr et cliquez sur Service d'émission d'ISIN et admissibilité.

BEO issuers must submit their BEO documents directly via the following link: http://www.cds.ca/cds-services/cds-clearing/beo-services

Les émetteurs de VICS doivent soumettre leurs documents directement à partir du lien suivant : http://www.cds.ca/cds-services/cds-clearing/beo-services?lang=fr

All documentation supporting an eligibility request must be submitted in final form, using the ISIN Eligibility application, and must be received by 12h00 ET, two (2) business days prior to the closing date of the issue, or the effective date of the corporate action event, as applicable. Failure to provide documents in final form, and/or accurate disclosure with respect to the certification of the security, may result in delays to settlement and/or corporate action processing of the security in CDSX, may jeopardize the security's eligibility, and may result in the assessment of late fees to the request.

Toute la documentation justificative définitive des demandes d'admissibilité doit être transmise au moyen de l'application d'admissibilité d'ISIN, et ce au plus tard à midi, heure de l'Est, deux (2) jours ouvrables avant la date de clôture de l'émission ou la date de prise d'effet de l'événement de marché, selon le cas. L'omission de fournir la documentation justificative définitive ou l'information exacte quant à la certification du titre peut donner lieu à des retards dans le règlement ou le traitement des événements de marché au CDSX, compromettre l'admissibilité du titre et donner lieu à l'imposition de frais de demande tardive.

CDS Clearing and Depository Services Inc. / Services de Dépôt et de compensation CDS inc.
SMS002B (05/20)